Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
April 12, 2012 and the Prospectus dated April 2, 2012
Registration No. 333-180521

VENTAS REALTY, LIMITED PARTNERSHIP
VENTAS CAPITAL CORPORATION

Fully and unconditionally guaranteed by Ventas, Inc.
$600,000,000 4.00% Senior Notes due 2019

Issuers:	Ventas Realty, Limited Partnership and Ventas Capital Corporation

Guarantor:	Ventas, Inc.

Aggregate Principal Amount:	$600,000,000

Final Maturity Date:	April 30, 2019

Public Offering Price:	99.489%, plus accrued and unpaid interest, if any, from April 17, 2012

Coupon:	4.00%

Yield to Maturity:	4.084%

Benchmark Treasury:	1.50% due March 31, 2019

Benchmark Treasury Yield:	1.434%

Spread to Benchmark Treasury:	T+265 bps

Interest Payment Dates:	October 30 and April 30, commencing October 30, 2012

Optional Redemption:

The redemption price for notes that are redeemed before January 30, 2019 will be equal to (i) 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to the date of redemption, plus (ii) a make-whole premium (T+40 bps).

The redemption price for notes that are redeemed on or after January 30, 2019 will be equal to 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to the date of redemption, and will not include a make-whole premium.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Credit Agricole Securities (USA) Inc.
UBS Securities LLC

Senior Co-Managers:	J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
TD Securities (USA) LLC
Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc.
Fifth Third Securities, Inc.
Goldman, Sachs & Co.
The Huntington Investment Company
Morgan Stanley & Co. Incorporated
PNC Capital Markets LLC
RBC Capital Markets, LLC
RBS Securities Inc.
SMBC Nikko Capital Markets Limited

CUSIP / ISIN:	92276M AY1 / US92276MAY12

Denominations:	$1,000 x $1,000

Trade Date:	April 12, 2012

Settlement Date:	April 17, 2012 (T+3)

Form of Offering:	SEC Registered (Registration No. 333-180521)

Other:

On a pro forma basis, after giving effect solely to (i) the sale of the notes offered hereby and the application of the net proceeds therefrom, (ii) the issuance and sale in February 2012 of $600.0 million principal amount of the issuers’ 4.25% Senior Notes due 2022 (without giving effect to the use of proceeds therefrom), (iii) the redemption in March 2012 of $200.0 million principal amount of our 6 1/2% Senior Notes due 2016, and (iv) the assumption of $203.7 million of existing Cogdell mortgage debt and borrowings under our unsecured revolving credit facility in connection with the closing of the Cogdell acquisition, as if each had occurred on December 31, 2011, we would have had approximately $7.5 billion of outstanding indebtedness (including capital lease obligations but excluding unamortized fair value adjustment and unamortized commission fees and discounts).

Ventas, Inc. and the issuers have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that Ventas, Inc.

and the issuers have filed with the SEC, including the prospectus supplement, for more complete information about Ventas, Inc., the issuers and this offering.  You  may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, Ventas, Inc., the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting Merrill Lynch, Pierce Fenner & Smith Incorporated by telephone at 800-294-1322 or via email at dg.prospectus_requests@baml.com; Credit Agricole Securities (USA) Inc., 1301 Avenue of the Americas – 17th Floor, New York, NY 10019 or by telephone at 212-261-3678; or UBS Securities LLC, Attn: Prospectus Specialist, 299 Park Avenue, New York, NY 10171, or by telephone at 877-827-6444, ext. 561 3884.